UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ____________________________

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                             Inter-Tel, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    458372109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Steven G. Mihaylo
                                 P.O. Box 19790
                               Reno, Nevada 89511
                                 (775) 338-4699
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   Copies to:
                             Brian J. McCarthy, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000


                                   May 5, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  458372 109
          --------------

---------- ---------------------------------------------------------------------
1.         Names of Reporting Persons.   Steven G. Mihaylo

           I.R.S. Identification Nos. of above persons (entities only).
           Not applicable.
---------- ---------------------------------------------------------------------
2.         Check the Appropriate Box if a Member of a Group (see Instructions)

                      (A)    [___]
                      (B)    [___]
           Not applicable.
---------- ---------------------------------------------------------------------
3.         SEC Use Only

---------- ---------------------------------------------------------------------
4.         Source of Funds (see Instructions)

           Not applicable.
---------- ---------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]

---------- ---------------------------------------------------------------------
6.         Citizenship or Place of Organization

           United States of America
------------------------- -------- ---------------------------------------------
Number of Shares          7.       Sole Voting Power
Beneficially
Owned by Each                      5,179,498
Reporting Person          -------- ---------------------------------------------
With                      8.       Shared Voting Power

                                   None
                          -------- ---------------------------------------------
                          9.       Sole Dispositive Power

                                   5,179,498
                          -------- ---------------------------------------------
                          10.      Shared Dispositive Power

                                   None
--------------------------------------------------------------------------------
11.        Aggregate Amount Beneficially Owned by Each Reporting Person

           5,179,498
---------- ---------------------------------------------------------------------
12.        Check if the Aggregate Amount In Row (11) Excludes Certain Shares
           (See Instructions)    [__]

---------- ---------------------------------------------------------------------
13.        Percent of Class Represented by Amount in Row 11

           19.6%
---------- ---------------------------------------------------------------------
14.        Type Of Reporting Person (See Instructions)

           IN
---------- ---------------------------------------------------------------------

This Amendment No. 3 amends and supplements the Schedule 13D, dated March 3, 2006 (the "Original Schedule 13D"), and filed by Steven G. Mihaylo ("Mr. Mihaylo") with the Securities and Exchange Commission (the "SEC") on March 6, 2006, as amended by Amendment No. 1 thereto, dated April 10, 2006 and filed by Mr. Mihaylo with the SEC on April 10, 2006 ("Amendment No. 1"), and Amendment No. 2 thereto, dated April 21, 2006 and filed by Mr. Mihaylo with the SEC on April 21, 2006 ("Amendment No. 2" and, collectively with the Original Schedule 13D and Amendment No. 1, the "Schedule 13D"), with respect to the common stock, no par value per share ("Common Stock"), of Inter-Tel, Incorporated, an Arizona corporation ("Inter-Tel"). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.       Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by deleting the last paragraph thereof, and adding the following paragraph at the end of such Item 4:

         On May 5, 2006, Mr. Mihaylo, Summit and the Company entered into a Settlement Agreement (the "Settlement Agreement") that will settle a potential proxy contest in connection with the Annual Meeting.

         In addition to other related issues, the Settlement Agreement specifically stipulates that:

   o Inter-Tel will immediately appoint Mr. Mihaylo, Dr. Anil K. Puri and Kenneth L. Urish to the Company's Board of Directors, and the Board will be increased from 8 to 11 directors

   o Inter-Tel will nominate and recommend these 11 directors for re-election to the Board of Directors at the 2006 Annual Meeting

   o Mr. Mihaylo will withdraw his proxy solicitation for the 2006 Annual Meeting, including his shareholder proposals, and vote in favor of the slate of 11 directors nominated by Inter-Tel and the other proposals presented by the Company

   o With respect to his interest in considering whether to make an acquisition proposal, Inter-Tel will provide Mr. Mihaylo with access to due diligence subject to a non-disclosure agreement and if such a proposal is made, a Special Committee of the Inter-Tel Board that excludes Mr. Mihaylo, Dr. Puri and Mr. Urish agrees to review it in a timely manner. Mr. Mihaylo agrees to a "stand-still" provision under the terms described in the agreement, subject to his right to a call a special meeting of stockholders if any acquisition proposal submitted by him meeting certain criteria is rejected by the Board or not acted upon in a timely manner.

A copy of the Settlement Agreement is filed as Exhibit 4 hereto and is incorporated herein by this reference.

Concurrently with the execution of the Settlement Agreement, the Company and Mr. Mihaylo entered into a confidentiality agreement (the "Confidentiality Agreement"). A copy of the Confidentiality Agreement is filed as Exhibit 5 hereto and is incorporated herein by this reference.

         Also on May 5, 2006, Mr. Mihaylo and the Company announced that they have entered into the Settlement Agreement. A copy of the press release is filed as Exhibit 6 hereto and is incorporated herein by this reference.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The response to Item 6 of the Schedule 13D is hereby amended and supplemented by deleting the last paragraph thereof, and adding the following paragraph at the end of such Item 6:

         The information set forth in Item 4 with respect to the Settlement Agreement and the Confidentiality Agreement is hereby incorporated by reference herein.


Item 7.       Material to be Filed as Exhibits.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 7:

Exhibit 4: Settlement Agreement among Inter-Tel, Incorporated, Steven G. Mihaylo and Summit Growth Management LLC, dated May 5, 2006.

Exhibit 5: Confidentiality Agreement between Inter-Tel, Incorporated and Steven
G. Mihaylo, dated May 5, 2006.

Exhibit 6: Press release, dated May 5, 2006, issued by Inter-Tel, Incorporated, Steven G. Mihaylo and Summit
Growth Management LLC.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   May 8, 2006

                                                     /s/ Steven G. Mihaylo
                                                     ---------------------
                                                     Steven G. Mihaylo

                                                                       Exhibit 4



                              SETTLEMENT AGREEMENT

         This Settlement Agreement (this "Agreement"), dated as of May 5, 2006 (the "Effective Date"), is entered into among Inter-Tel, Incorporated ("Inter-Tel" or the "Company"), Steven G. Mihaylo ("Mr. Mihaylo") and Summit Growth Management LLC, a wholly owned affiliate of Mr. Mihaylo ("Summit"). Each of the Company, Mr. Mihaylo and Summit are referred to individually as a "Party" and collectively as the "Parties".

         WHEREAS, on March 6, 2006, Mr. Mihaylo filed a Schedule 13D with the Securities and Exchange Commission (the "SEC"), which has been amended twice, most recently on April 21, 2006 (collectively the "Schedule 13D"). In the
Schedule 13D, Mr. Mihaylo states that he is the beneficial owner of 5,179,498 shares of Company common stock, or approximately 19.6% of the outstanding shares and that he has been discussing a possible arrangement with Vector Capital Corporation ("Vector") to purse an acquisition of the Company.

         WHEREAS, on April 7, 2006, in accordance with the Company's recently adopted advance notice bylaw provisions, Mr. Mihaylo notified the Company of his intent to nominate three persons for election to the Company's board of directors (the "Board") at the Annual Meeting (as defined below) and to make six proposals for approval at the Annual Meeting (the "Mihaylo Resolutions").

         WHEREAS, on April 10, 2006, Mr. Mihaylo made a filing with the SEC under Schedule 14A which (a) contained, among other things, the text of a press release issued by Mr. Mihaylo announcing that he had requested that the Board meet with him to discuss a possible all-cash acquisition of the Company led by Mr. Mihaylo and the text of April 3, 2006 and April 10, 2006 letters from Mr. Mihaylo to the Board regarding such a possible acquisition and (b) disclosed that he had delivered to the Board the advance notices of director nominations and shareholder business.

         WHEREAS, on April 10, 2006, the Company filed a preliminary proxy statement under Schedule 14A for the annual meeting of stockholders to be held on May 31, 2006 (including any adjournment or postponement thereof, the "Annual Meeting"), as amended on April 28, 2006, in which the Company proposed the election of eight nominees as directors, submitted two proposals for shareholder approval (the "Company Proposals"), and requested that the shareholders ratify the selection of accountants.

         WHEREAS, on April 21, 2006, Mr. Mihaylo and Summit filed preliminary proxy materials under Schedule 14A for the Annual Meeting in which they proposed the election of three nominees for directors, submitted the Mihaylo Resolutions, and recommended that shareholders vote for the election of the three nominees, for the Mihaylo Resolutions and the ratification of auditors and against the two proposals submitted by the Company.

         WHEREAS, the advisors of the Company and Mr. Mihaylo have met to discuss a potential resolution of the proxy solicitation.

         WHEREAS, in order to facilitate such discussions and to resolve the proxy solicitation, the parties have agreed to enter into this Agreement.

         NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

            1.   With respect to the election of directors:

                 (a) The Board agrees to nominate and recommend the election of Mr. Mihaylo, Anil K. Puri and Kenneth L. Urish (the "Mihaylo Nominees") as part of the Company's slate of eleven (11) directors to be elected at the Annual Meeting. The Board's proxies and Mr. Mihaylo will vote equally all of the shares they are entitled to vote at the Annual Meeting for Company's eight nominees and the Mihaylo Nominees (or their replacements chosen pursuant to Section 1(b) below). Mr. Mihaylo agrees that he will not give notice of his intention to cumulate his votes at the Annual Meeting.

                 (b) The Board agrees that if a Mihaylo Nominee shall be unable or unwilling to serve as a nominee or a director for any reason prior to his election as a director in accordance with this Agreement, then Mr. Mihaylo shall be entitled to designate another person reasonably acceptable to the Corporate Governance and Nominating Committee and a majority of the members of the entire Board, and any such person shall become a "Mihaylo Nominee" for all purposes under this Agreement, and the Board shall nominate for election or appoint to the Board such person, as the case shall be.

                 (c) The Board will use its reasonable best efforts to cause the Annual Meeting to be held on May 31, 2006.

                 (d) The Board agrees to elect the Mihaylo Nominees to the Board effective the day after the Effective Date to serve until the Annual Meeting and until their successors are duly elected and qualified or until their earlier resignation, death, or removal. For purposes of disclosure only, the Board hereby notifies Mr. Mihaylo and Summit that, until Mr. Mihaylo files a Schedule 13D disclosing that he no longer has an intent to increase his shareholdings or otherwise acquire the Company, the Board presently intends to exclude, and it is agreed by Mr. Mihaylo and Summit that, subject to such agreement not causing the Mihaylo Nominees to breach their fiduciary duties as directors of the Company, the Board may exclude, the Mihaylo Nominees from any discussions concerning, and from receipt of any materials regarding, the Company's value and the strategic plan upon which such value would in part be based, the Company's relationship with Mr. Mihaylo, and the consideration of any proposal to acquire the Company from Mr. Mihaylo or any other person.

            2. With respect to the other business to be considered at the Annual Meeting:

                 (a) The Company will not make, or otherwise consider for business, any proposals at the Annual Meeting other than the election of directors, the Company Proposals, and the ratification of auditors. The Company agrees that it will not make any references to Mr. Mihaylo or Summit in any of the Company's soliciting materials in connection with the Annual Meeting without Mr. Mihaylo's prior consent, which consent shall not be unreasonably withheld or delayed.

                 (b) Mr. Mihaylo hereby withdraws and rescinds his request that the Company shareholders consider and vote upon the Mihaylo Resolutions at the Annual Meeting. Mr. Mihaylo will terminate his proxy solicitation, and make all appropriate filings with the SEC with respect thereto. Mr. Mihaylo agrees to vote all shares he is entitled to vote in favor of the Company Proposals and the ratification of auditors.

                 (c) Upon the execution of this Agreement, the Parties will issue the press release attached hereto as Exhibit A. The Parties agree that this press release will be the only press release on the subject matter of this Agreement and the Parties agree not to grant or participate in media interviews regarding the subject matter of this Agreement, other than to recite that the Settlement Agreement has been filed with the SEC.

            3. Prior to December 31, 2006, Mr. Mihaylo and Summit agree that, other than by evaluating and making a Mihaylo Proposal (as defined below), they will not acquire, offer or propose to acquire, or agree to acquire (except by way of stock dividends, stock splits, reverse stock splits or other distributions or offerings made available to holders of any common stock generally), directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a partnership, limited partnership, syndicate or other "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) or otherwise, any common stock of the Company, provided, however, that activities other than share acquisitions in connection with evaluating and making a Mihaylo Proposal, including, without limitation, discussions and/or arrangements with equity and debt financing sources (other than the acquisition of beneficial ownership of shares owned as of such date as a result of formation of a "group") in connection therewith, are not subject to this paragraph. Notwithstanding the forgoing, the Company acknowledges that, Mr. Mihaylo and Summit may form a partnership, limited partnership, "group", or other arrangement with Vector in connection with a Mihaylo Proposal. Prior to the earlier of (a) December 31, 2006, (b) the entry by the Company into a definitive agreement with respect to a Third Party Proposal (as defined below), (c) the public announcement of an extraordinary corporate transaction (for example, a material acquisition, a reorganization, an extraordinary dividend, or a sale of significant number of shares), and (d) the submission of a Mihaylo Request (as defined below), Mr. Mihaylo and Summit agree (i) not to publicly make any adverse statement regarding the Company, its directors, management, or employee personnel, its business, or the Annual Meeting, (ii) not to visit any Company facility (other than in connection with Board, committee or shareholder meetings scheduled to be held at a Company facility), and (iii) to notify the Company at least five (5) business days in advance of submitting a Mihaylo Proposal of his non-binding intent to do so and to attempt to coordinate with the Company public disclosure thereof and the Company agrees not to publicly make any adverse statement regarding Mr. Mihaylo and Summit. For these purposes, the statements of Company's board of directors and executive officers will be deemed to be statements of the Company whereas the statements of other persons will not be considered statements of the Company.

            4. Concurrently with the execution of this Agreement, the Company and Mr. Mihaylo are entering into the confidentiality agreement in the form attached hereto as Exhibit B. Upon reasonable notice given to John Gardner, Kurt Kneip, or Norman Stout, the Company agrees to provide promptly Mr. Mihaylo and his advisors and financing sources access to the reasonable due diligence information requested in good faith, in order to facilitate the making of an all cash acquisition proposal for all outstanding Company shares by Mr. Mihaylo (other than shares beneficially owned by him) accompanied by commitment letters (subject only to customary conditions) of financial institutions of national reputation (including Vector and RBC) demonstrating a reasonable certainty of his ability to finance the transaction in its entirety ("Mihaylo Proposal") prior to June 15, 2006, provided, that the term "Mihaylo Proposal" shall include acquisition proposals, and any amendments or revisions thereto, made by Mr. Mihaylo, whether prior to or after June 15, 2006 so long as they continue to meet the criteria for a Mihaylo Proposal as set forth in this sentence before this proviso.

            5. If the Board determines that the initially-submitted Mihaylo Proposal is not in the best interests of the Company's shareholders (or fails to make such determination within ten (10) business days of submission of the Mihaylo Proposal), then, upon the request of Mr. Mihaylo (a) in the event the Board fails to make such determination within such ten (10) business day period, made within twenty (20) business days after submission of the Mihaylo Proposal) or (b) in the event the Board determines that the Mihaylo Proposal is not in the best interests of the Company's shareholders, made within ten (10) business days after receipt by Mr. Mihaylo of written notice of such determination or public announcement thereof (the "Mihaylo Request"), the Company will promptly call a special meeting of shareholders (the "Special Meeting") to vote on the proposals set forth in the Mihaylo Request, including, without limitation, any proposal urging the Board to arrange for the prompt sale of the Company to the highest bidder (the "Sell the Company Request"). The Company will set the record date for the Special Meeting for a date within ten
(10) days of receipt of the Mihaylo Request and the date of the Special Meeting shall be on a date chosen by the Company within sixty (60) days after receipt of the Mihaylo Request. The Company will not contest the calling of the Special Meeting as to the Sell the Company Request but, notwithstanding any other provision of this Section 5, may contest the calling of the meeting for other purposes and the submission of proposals other than the Sell the Company Request at the Special Meeting, and the Company may oppose the Sell the Company Request and any other proposals that are included in the Mihaylo Request. Notwithstanding the foregoing, if, prior to the date of the Special Meeting, the Company enters into a definitive agreement to be acquired by a third party (a "Third Party Proposal"), then Mr. Mihaylo will agree to withdraw the Mihaylo Request.

            6. Nothing in this Agreement shall prevent the Company from having discussions, or entering into a definitive agreement, with respect to a Third Party Proposal.

            7. Prior to the earlier of (a) the execution of a definitive acquisition agreement with respect to the Mihaylo Proposal, (b) the execution of a definitive agreement with respect to a Third Party Proposal that provides for per share consideration higher than the consideration provided in the final Mihaylo Proposal presented to the Company, (c) the Special Meeting, (d) August 31, 2006, (e) June 15, 2006, if the Mihaylo Proposal has not been made, or (f) the expiration of the period in which Mr. Mihaylo is entitled to submit a Mihaylo Request, if Mr. Mihaylo does not submit a Mihaylo Request within such period, except as required by applicable law, the Company will not adopt a bylaw or amend its articles or certificate of incorporation to prevent Mr. Mihaylo from calling a Special Meeting so long as he and Summit have not sold any of their Company shares of stock such that they then no longer own at least ten percent (10%) of the Company's outstanding stock.

            8. If, prior to August 31, 2006, the Board enters into a definitive acquisition agreement with respect to a Third Party Proposal that provides for per share cash consideration higher than the cash consideration provided in the final Mihaylo Proposal presented to the Company and Mr. Mihaylo has determined not to make a competing proposal, then Mr. Mihaylo agrees to vote (or, if requested, to execute proxies), or execute a written consent or consents if shareholders of the Company are requested to vote their shares through the execution of an action by written consent in lieu of any such annual or special meeting of shareholders of the Company, in either case with respect to all of the shares of common stock of the Company beneficially owned by him on the record date of any such vote or written consent, in favor of approval of such Third Party Proposal, provided that (a) the Board shall have recommended that shareholders approve such proposal and not changed such recommendation (or been precluded by the terms of such proposal from changing such recommendation) or
(b) no third party shall have publicly announced an acquisition proposal that would provide for per share consideration higher than the consideration provided in the Third Party Proposal.

            9. Mr. Mihaylo and Summit each represent and warrant to the Company as follows:

                 (a) Each has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement.

                 (b) This Agreement has been duly and validly authorized, executed, and delivered by each, constitutes a valid and binding obligation and agreement of each, and is enforceable against each in accordance with its terms.

            10. The Company represents and warrants to each of Mr. Mihaylo and Summit as follows:

                 (a) The Company has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement.

                 (b) This Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms.

            11. The Parties acknowledge that remedies at law may be inadequate to protect a Party against any actual or threatened breach of this Agreement and, without prejudice to the rights and remedies otherwise available to the non-breaching Party, each Party agrees to the granting of injunctive relief in favor of the non-breaching Party without proof of irreparable harm or damages.

            12. The validity and interpretation of this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California applicable to agreements made and to be fully performed therein (excluding the conflicts of laws rules). The state and federal courts located within the State of California have exclusive jurisdiction over any dispute arising out of or relating to this Agreement and the Parties hereby submit and consent to the exercise of personal jurisdiction over each of them by these courts. .

            13. The benefits of this Agreement shall inure to the respective successors and assigns of the Parties, and the obligations and liabilities assumed in this Agreement by the Parties shall be binding upon their respective successors and assigns; provided, however, that neither Mr. Mihaylo nor Summit may assign his or its rights and obligations under this Agreement to any person other than an affiliate without the prior written consent of the Company.

            14 . If it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that any term or provision hereof is invalid or unenforceable, (i) the remaining terms and provisions hereof shall be unimpaired and shall remain in full force and effect and (ii) the invalid or unenforceable provision or term shall be replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of such invalid or unenforceable term or provision.

            15. This Agreement, including the Exhibits hereto, embodies the entire agreement and understanding of the parties hereto and supersedes any and all prior agreements, arrangements and understandings relating to the matters provided for herein. No alteration, waiver, amendment, change or supplement hereto shall be binding or effective unless the same is set forth in writing, signed by a duly authorized representative of each Party, and may be modified or waived only by a separate letter executed by the parties expressly so modifying or waiving such Agreement.

            16. For the convenience of the Parties, any number of counterparts of this Agreement may be executed by the parties hereto. Each such counterpart shall be, and shall be deemed to be, an original instrument, but all such counterparts taken together shall constitute one and the same Agreement.

            17. Each Party shall bear its own expenses in connection with this Agreement.

            18. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of any Party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

            19. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) one (1) business day after being sent by a nationally recognized overnight carrier to the addresses set forth below (or to such other mailing addresses as a Party may designate by notice to the other Parties in accordance with this section) or (b) when actually delivered if sent by any other method that results in delivery (with written confirmation of receipt):

            If to the Company:

                     1615 South 52nd Street
                     Tempe, Arizona  85281
                     Attention:  Norman Stout, CEO

            with a copy to (which shall not constitute notice):

                     Pillsbury Winthrop Shaw Pittman LLP
                     2475 Hanover Street
                     Palo Alto, California  94304
                     Attention:  Stephen Wurzburg, Esq.

       and

            If to Mr. Mihaylo or Summit:

                     P.O. Box 19790
                     Reno, Nevada 89511

            with a copy to (which shall not constitute notice):

                     Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California  90071
                     Attention:  Brian J. McCarthy, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

            20. Any headings contained in this Agreement are for reference purposes only and shall not effect in any way the meaning or interpretation of this Agreement.

            21. In the event a Party shall bring any action to enforce or protect any of its rights under this Agreement, the prevailing Party shall be entitled to recover, in addition to its damages, its reasonable attorneys' fees and costs.

            22. Upon and subject to the terms of this Agreement, each of the Parties hereto agrees to use its or his commercially reasonable efforts to cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate or make effective, in the most expeditious manner practicable, the matters contemplated by this Agreement.

                            [signature page follows]


         IN WITNESS WHEREOF, each of the undersigned parties has executed or caused this Agreement to be executed on the date first above written.

                                          INTER-TEL, INCORPORATED

                                          By:  /s/ Norman Stout
                                              ------------------
                                               Name:  Normal Stout
                                               Title: Chief Executive Officer


                                          /s/ Steven G. Mihaylo
                                          ---------------------
                                          STEVEN G. MIHAYLO


                                          SUMMIT GROWTH
                                          MANAGEMENT LLC

                                          By:  /s/ Steven G. Mihaylo
                                               ---------------------
                                               Name:  Steven G. Mihaylo
                                               Title:  Managing Member

                                                                      Exhibit 5





                              CONFIDENTIALITY AGREEMENT

                                                                 May 5, 2006

Steven G. Mihaylo
P.O. Box 19790
Reno, NV 89511


      In connection with your consideration of a possible acquisition of or business combination with (the "Transaction") Inter-Tel, Incorporated (the "Company"), we have agreed to provide to each other and our respective Representatives (as defined below) certain non-public information regarding the Company and you. In consideration of, and as a condition to, such information and any other information (whether in oral or written form, electronically stored or otherwise) being furnished to each of us or any of our affiliates, directors, officers, employees, advisors (including, without limitation, financial advisors, financing sources, attorneys and accountants), agents, representatives or "controlling persons" (within the meaning of the Securities Exchange Act of 1934, as amended (the "1934 Act")) who are actively and directly participating in the evaluation of the proposed Transaction and the exchange of information (such persons for either you or the Company being herein referred to collectively as "Representatives") about either of us or about any third party (which information was provided subject to an applicable confidentiality obligation to such third party) in connection with the consideration of a Transaction (such information, along with any such information previously provided, being herein referred to as "Evaluation Material"), each of us agrees as follows:

      1. Each of us and our respective Representatives (i) will use the Evaluation Material solely for the purpose of evaluating a possible Transaction with the Company involving you or your affiliates and
            (ii) will keep the Evaluation Material strictly confidential and will not (except as required by applicable law, regulation or legal process, and only after compliance with paragraph 3 below, or as otherwise provided in this letter agreement), without the other's prior written consent, disclose or reveal any information in the Evaluation Material, except that the Evaluation Material (or portions thereof) may be disclosed to those of our respective Representatives (including our respective officers, directors, partners, employees, agents, related investment funds, potential financing sources and advisors) who require access to such information for the purpose of evaluating a possible Transaction with the Company (it being understood that prior to such disclosure each of our Representatives will be informed of the confidential nature of the Evaluation Material and each of our Representatives (other than attorneys and members of the Company's Board of Directors) shall agree to be bound by this Agreement by signing an undertaking to the effect of Annex A). Each of us agrees to be responsible for any breach of this Agreement by our respective Representatives.

      2. The term "Evaluation Material" does not include any information that (i) at the time of disclosure or thereafter is generally known by the public (other than as a result of its disclosure by the receiving party or its Representatives in breach of this Agreement), (ii) was or becomes available to the receiving party on a non-confidential basis from a person not known by the receiving party after reasonable inquiry to be otherwise bound by a confidentiality agreement with the other party or its Representatives or otherwise prohibited from transmitting the information to the receiving party or (iii) was independently derived by the receiving party without aid, application or use of any of the Evaluation Material. As used in this Agreement, the term "person" shall be broadly interpreted to include, without limitation, any corporation, company, joint venture, partnership or individual.

      3. In the event that either of us and/or any of our respective Representatives are requested pursuant to, or required by, applicable law or regulation (including, without limitation, any rule, regulation or policy statement of any national securities exchange, market or automated quotation system) or by legal process to disclose any Evaluation Material or any other information concerning the other or a possible Transaction, the party receiving such request or legal process will provide the other party with prompt written notice of such request or requirement in order to enable the other party (i) to seek an appropriate protective order or other remedy with respect thereto, (ii) to consult with the party receiving such request or legal process with respect to taking steps to resist or narrow the scope of such request or legal process or (iii) to waive compliance, in whole or in part, with the terms of this letter agreement. In the event that such protective order or other remedy is not obtained, or the other party waives compliance, in whole or in part, with the terms of this letter agreement, the party receiving such request or legal process and its Representatives shall use their respective reasonable best efforts (A) to disclose only that portion of the Evaluation Material which is legally required to be disclosed and (B) to provide that all Evaluation Material that is so disclosed will be accorded confidential treatment to fullest extent available under applicable laws and regulations. In the event that the party receiving such request or legal process and/or its Representatives shall have complied fully with the provisions of this paragraph, then such party and its Representatives shall have no liability hereunder for the disclosure of that Evaluation Material which they are legally required to disclose.

      4. To the extent that any Evaluation Material may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All Evaluation Material provided by a party that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this agreement, and under the joint defense doctrine. Nothing in this letter agreement obligates any party to reveal material subject to the attorney-client privilege, work product doctrine or any other applicable privilege.

      5. Until the earlier of the consummation by you of a Transaction and one year from the date of this Agreement, each of us agrees not to, directly or indirectly, solicit for purposes of employment, offer to hire, entice away, or offer into any contract with any senior or key employee of the other, or otherwise solicit, induce or otherwise encourage any such person to discontinue, cancel or refrain from entering into any relationship (contractual or otherwise) with the other (other than through: (a) a general advertisement or other general solicitation not targeted to the Company's employees; or (b) through the unsolicited initiative of such employee) without the other's prior written consent.

      6. Unless otherwise agreed to by the other party in writing or as provided in Section 4 of the Settlement Agreement (as defined below), all (i) communications regarding any possible Transaction,
            (ii) requests for additional information, (iii) requests for facility tours or management meetings, and (iv) discussions or questions regarding procedures, will be submitted or directed to our respective financial advisors, to be named in connection with a possible Transaction.

      7. In addition, each party hereby acknowledges that it is aware, and that it will advise its respective Representatives who receive the Evaluation Material, that the United States securities laws generally prohibit any person who has material, non-public information concerning the matters which are the subject of this Agreement from purchasing or selling securities of the Company (and options, warrants and rights relating thereto) from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person including, without limitation any of our respective Representatives, is likely to purchase or sell such securities.

      8. This Agreement does not constitute or create any obligation of either of us to provide any Evaluation Material or other information to the other party, but merely defines the duties and obligations of each of us and our respective Representatives with respect to the Evaluation Material to the extent it may be disclosed or made available. Notwithstanding the foregoing, the Company agrees to provide promptly to you and your Representatives access to the information requested in good faith, in order to facilitate the making of an acquisition proposal by you prior to June 15, 2006 as contemplated by Section 4 of the Settlement Agreement. Each of us understands and acknowledges that neither of us nor any of our respective Representatives is making any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material or any other information provided by either of us to the other or the other's Representatives. Neither of us nor our respective affiliates or Representatives, nor any of our respective officers, directors, employees, agents or controlling persons (within the meaning of the 1934 Act) shall have any liability to the other or any other person (including, without limitation, any of the other's Representatives) resulting from the use of the Evaluation Material. Each party agrees that it is not entitled to rely on the accuracy or completeness of the Evaluation Material and only those representations and warranties that may be made by either of us or any of our respective affiliates in a definitive written agreement regarding a Transaction, when, as and if executed and subject to the limitations and restrictions as may be specified therein, shall have any legal effect, and each of us agrees that any determination to engage in a Transaction will be based solely on the terms of such written agreement and on our own respective investigation, analysis and assessment of the other.

      9. Each of us agrees that unless and until a definitive agreement between the Company and you with respect to any Transaction has been executed and delivered, neither party hereto will be under any legal obligation of any kind whatsoever with respect to such a Transaction by virtue of (i) this Agreement or (ii) any written or oral expression with respect to such a Transaction by any of the other party's directors, officers, employees, agents, advisors or Representatives except, in the case of this letter, for the matters specifically agreed to herein.

      10. You agree that the Company has not granted you any license, copyright, or similar right with respect to any of the Evaluation Material or any other information provided to you by the Company or any of its Representatives.

      11. If either party determines that it does not wish to proceed with the Transaction, then such party will promptly advise the other party and its financial advisors in writing of that decision (electronic mail shall suffice). In that case, or in the event that (i) a Transaction is not consummated by you or (ii) at any time the Company or you requests, the other party will promptly
            (a) return all of the Evaluation Material, including all copies, reproductions, summaries, analyses or extracts thereof or based thereon in such party's possession or in the possession of any of its Representatives or (b) destroy all Evaluation Material in such party's possession or in the possession of any of its Representatives (such destruction to be certified by such party or its Representatives). Notwithstanding the return or destruction of Evaluation Material, each party will continue to be bound by its obligations of confidentiality and other obligations hereunder.

      12. Both parties acknowledge that remedies at law may be inadequate to protect either party hereto against any actual or threatened breach of this Agreement and, without prejudice to the rights and remedies otherwise available to the non-breaching party, each party agrees to the granting of injunctive relief in the favor of the non-breaching party without proof of irreparable harm or damages.

      13. The validity and interpretation of this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California applicable to agreements made and to be fully performed therein (excluding the conflicts of laws rules).

      14. The benefits of this Agreement shall inure to the respective successors and assigns of the parties hereto and of the indemnified parties hereunder and their successors and assigns and Representatives, and the obligations and liabilities assumed in this Agreement by the parties hereto shall be binding upon their respective successors and assigns.

      15. If it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that any term or provision hereof is invalid or unenforceable, (i) the remaining terms and provision hereof shall be unimpaired and shall remain in full force and effect and (ii) the invalid or unenforceable provision or term shall be replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of such invalid or unenforceable term or provision.

      16. This Agreement and the Settlement Agreement among the Company, Summit Growth Management LLC and you dated the date hereof (the "Settlement Agreement") embody the entire agreement and understanding of the parties hereto, and supersedes any and all prior agreements, arrangements and understandings, relating to the matters provided for herein. No alteration, waiver, amendment, change or supplement hereto shall be binding or effective unless the same is set forth in writing signed by a duly authorized representative of each part and may be modified or waived only by a separate letter executed by the Company and you expressly so modifying or waiving such Agreement.

      17. For the convenience of the parties, any number of counterparts of this Agreement may be executed by the parties hereto. Each such counterpart shall be, and shall be deemed to be, an original instrument, but all such counterparts taken together shall constitute one and the same Agreement.

      18. All obligations under this Agreement shall terminate except to the extent otherwise provided in this Agreement, the first anniversary of the date of this Agreement.

      19. Notwithstanding any other provision of this Agreement, if the Company is or hereafter becomes bound by a confidentiality or similar agreement with any other person relating to a possible transaction that contains terms that are more favorable to such other person than the terms of this Agreement are to you, then the Company shall promptly notify you of such terms and this Agreement shall be deemed modified to incorporate all such terms.


                            [signature page follows]

         This Agreement is being delivered to you in duplicate. Kindly execute and return one copy of this letter which will constitute our Agreement with respect to the subject matter of this letter.

                                              Very truly yours,
                                              INTER-TEL, INCORPORATED

                                              By: /s/ Norman Stout
                                                  ----------------------

                                              Norman Stout
                                              Chief Executive Officer

Confirmed and Agreed to
this 5 day of May, 2006.




By:   /s/ Steven G. Mihaylo
      ---------------------
      STEVEN G. MIHAYLO

                                    ANNEX A
                                    -------

                                           [date]

[PARTY]

Ladies and Gentlemen:

         Reference is made to the letter agreement, dated May 5, 2006 (the "Agreement"), between Inter-Tel, Incorporated and Steven G. Mihaylo, a copy of which is attached hereto.

         The undersigned hereby acknowledges and agrees that it may come into possession of "Evaluation Material" (as such term is defined in the Agreement) and, in consideration therefor, the undersigned, in its capacity as a "Representative" (as such term is defined in the Agreement) of [Inter-Tel, Incorporated/Steven G. Mihaylo], agrees to be bound by the Agreement in accordance with its terms as though the undersigned were a party thereto. For the avoidance of doubt, references to "you" or "your" in the Agreement will be deemed to be references to the undersigned.



                                             Very truly yours,

                                             [REPRESENTATIVE]


                                             By:_____________________________
                                                 Name:
                                                 Title:

                                                                      Exhibit 6


                        INTER-TEL AND STEVEN G. MIHAYLO
               REACH AGREEMENT TO SETTLE POTENTIAL PROXY CONTEST


TEMPE, AZ, May 5, 2006 - Inter-Tel, Incorporated (Nasdaq: INTL and "the Company") and Steven G. Mihaylo, Inter-Tel's founder, former Chairman and Chief Executive Officer and largest shareholder, announced today that they have entered into an agreement that will settle a potential proxy contest in connection with the Inter-Tel 2006 Annual Meeting of Shareholders. A copy of this agreement will be filed with the Securities and Exchange Commission (SEC) and will be available from Inter-Tel as set forth below under "Additional Information."

In addition to other related issues, the agreement specifically stipulates that:

     o Inter-Tel will immediately appoint Mr. Mihaylo, Dr. Anil K. Puri and Kenneth L. Urish to the Company's Board of Directors, and the Board will be increased from 8 to 11 directors

     o Inter-Tel will nominate and recommend these 11 directors for re-election to the Board of Directors at the 2006 Annual Meeting

     o Mr. Mihaylo will withdraw his proxy solicitation for the 2006 Annual Meeting, including his shareholder proposals, and vote in favor of the slate of 11 directors nominated by Inter-Tel and the other proposals presented by the Company

     o With respect to his interest in considering whether to make an acquisition proposal, Inter-Tel will provide Mr. Mihaylo with access to due diligence subject to a non-disclosure agreement and if such a proposal is made, a Special Committee of the Inter-Tel Board that excludes Mr. Mihaylo, Dr. Puri and Mr. Urish agrees to review it in a timely manner. Mr. Mihaylo agrees to a "stand-still" provision under the terms described in the agreement, subject to his right to a call a special meeting of stockholders if any acquisition proposal submitted by him meeting certain criteria is rejected by the Board or not acted upon in a timely manner.

As previously announced, the Inter-Tel 2006 Annual Meeting of Shareholders will be held on May 31, 2006. Based on the agreement, Inter-Tel will re-file an amended proxy statement with the SEC.

About Inter-Tel, Incorporated

Inter-Tel offers value-driven communications products; applications utilizing networks and server-based communications software; and a wide range of managed services that include voice and data network design and traffic provisioning, custom application development, and financial solutions packages. An industry-leading provider focused on the communication needs of business enterprises, Inter-Tel employs nearly 2,000 communications professionals, and services business customers through a network of 60 company-owned, direct sales offices and over 350 authorized providers in North America, Europe, Australia and South Africa. More information is available at www.inter-tel.com.

Additional Information

In connection with its 2006 annual meeting of stockholders, Inter-Tel Incorporated filed a notice of annual meeting and preliminary proxy statement with the Securities and Exchange Commission ("SEC"), as amended on April 28, 2006. STOCKHOLDERS OF INTER-TEL ARE URGED TO READ THE NOTICE OF ANNUAL MEETING AND DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders can obtain free copies of the notice of annual meeting and definitive proxy statement and other documents when they become available by contacting investor relations at investorrelations@inter-tel.com, or by mail at Inter-Tel Incorporated Investor Relations, 1615 South 52nd Street, Tempe, Arizona 85281, or by telephone at 1-480-449-8900. In addition, documents filed with the SEC by Inter-Tel are available free of charge at the SEC's website at www.sec.gov.

Inter-Tel and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Inter-Tel in connection with the 2006 annual meeting of stockholders. Information regarding the special interests of these directors and executive officers in the proposed election of directors is included in Inter-Tel's notice of annual meeting and preliminary proxy statement for its 2006 annual meeting as described above. This document will be available free of charge at the SEC's website at www.sec.gov and from Investor Relations at Inter-Tel as described above.

Safe Harbor

This news release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," "estimates" and similar expressions) should also be considered to be forward-looking statements. Such statements are based on current assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from our current expectations. These risks and uncertainties include, but are not necessarily limited to, the risks and uncertainties, please see the Company's previously filed SEC reports, including the Company's Annual Report on Form 10-K filed March 16, 2006, Form 10-Q filed on November 9, 2005 and Current Reports on Form 8-K. Inter-Tel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Inter-Tel:  Kurt Kneip, CFO, and Norman Stout, CEO, 480-449-8900